Exhibit 99.3

Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen op naam / Number of registered shares)

(Aantal gedematerialiseerde aandelen / Number of dematerialized shares)

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

Xavier Maes, General Counsel van/of Galapagos NV, p/a Generaal De Wittelaan L11 A3, 2800 Mechelen, België/Belgium
(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de gewone algemene vergadering van de Vennootschap die zal plaatsvinden op woensdag 28 april 2021 om 14 uur (Belgische tijd) op de zetel van de Vennootschap (Generaal De Wittelaan L11 A3, 2800 Mechelen, België), alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the annual shareholders’ meeting of the Company to be held on Wednesday 28 April 2021 at 2:00 p.m. (Belgian time) at the offices of the Company (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agendas set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen van 23 maart 2019, zoals gewijzigd (het “Wetboek van Vennootschappen en Verenigingen”) nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 7:130 of the Belgian Companies and Associations Code of 23 March 2019, as amended (the “Companies and Associations Code”) new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Bij gebrek aan een specifieke steminstructie voor een bepaald agendapunt zal de volmachtdrager gerechtigd zijn “voor” het voorstel tot besluit te stemmen.	If no specific voting instruction is given for a specific item on the agenda, the proxy holder will be entitled to vote “in favor” of the proposed resolution.

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Deze volmacht is geen verzoek tot verlening van volmacht overeenkomstig de bepalingen van artikel 7:144 of 7:145 van het Wetboek van Vennootschappen en Verenigingen.	This proxy does not constitute an application for a power of attorney in accordance with the provisions of article 7:144 or 7:145 of the Companies and Associations Code.

Deze volmacht dient handgeschreven of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van de mogelijkheid om deze volmacht elektronisch te ondertekenen, dient het te gaan om een elektronische handtekening in de zin van artikel 3.10 van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, zoals gewijzigd, of een gekwalificeerde elektronische handtekening in de zin van artikel 3.12 van dezelfde Verordening.

This proxy should be signed either in handwriting or electronically. If the opportunity to sign this proxy form electronically is made use of, it must be an electronic signature within the meaning of Article 3.10 of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, as amended, or a qualified electronic signature within the meaning of article 3.12 of the same Regulation.

Agenda

1. Kennisname en bespreking van het jaarverslag van de raad van toezicht betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020, en van het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020.	1. Acknowledgement and discussion of the annual report of the supervisory board relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2020, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020 en goedkeuring van de door de raad van toezicht voorgestelde bestemming van het jaarresultaat.	2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020 and approval of the allocation of the annual result as proposed by the supervisory board.

Voorstel van besluit: De algemene vergadering besluit om de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020 goed te keuren, alsook de door de raad van toezicht voorgestelde bestemming van het resultaat.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2020, as well as the allocation of the annual result as proposed by the supervisory board.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020.	3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2020.	4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2020.

5. Kennisname en goedkeuring van het remuneratieverslag.	5. Acknowledgement and approval of the remuneration report.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

6. Kwijting aan de leden van de raad van toezicht, de leden van de voormalige raad van bestuur en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2020.	6. Release from liability to be granted to the members of the supervisory board, the members of the former board of directors and the statutory auditor for the performance of their duties in the course of the financial year ended on 31 December 2020.

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elk lid van de raad van toezicht, aan elk lid van de voormalige raad van bestuur, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het afgelopen boekjaar.	Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each member of the supervisory board, each member of the former board of directors, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

Agendapunt 6 - Steminstructie:	Agenda item 6 - Voting instruction:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

7. Kennisname van de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2020. De raad van toezicht heeft een bijkomende vergoeding ten bedrage van €475.000 goedgekeurd met betrekking tot de uitzonderlijke controlewerkzaamheden uitgevoerd door de commissaris in het kader van de implementatie van Systems, Applications, and Products in Data Processing (SAP) als een nieuw enterprise resource management systeem.	7. Acknowledgment of the remuneration of the statutory auditor for financial year ended on 31 December 2020. The supervisory board approved an additional fee of €475,000 in connection with the exceptional audit activities performed by the statutory auditor in light of the implementation of Systems, Applications, and Products in Data Processing (SAP) as a new enterprise resource management system.

8(i). Herbenoeming van de leden van de raad van toezicht – Katrine Bosley	8(i). Re-appointment of the members of the supervisory board – Katrine Bosley

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om Katrine Bosley (woonachtig te Cambridge, Verenigde Staten) te herbenoemen als onafhankelijk lid van de raad van toezicht van de Vennootschap, voor een periode van een jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2022, en om haar mandaat als onafhankelijk lid van de raad van toezicht te bevestigen, omdat zij nog steeds beantwoordt aan de onafhankelijkheidscriteria van artikel 7:106 juncto 7:87 van het Wetboek van Vennootschappen en Verenigingen en bepaling 3.5 van de Belgische Corporate Governance Code 2020 en omdat Katrine Bosley uitdrukkelijk heeft verklaard geen (en de raad van toezicht evenmin op de hoogte is van enige) banden met een vennootschap te hebben die haar onafhankelijkheid in het gedrang zouden brengen. Het mandaat van Katrine Bosley wordt vergoed zoals voorzien voor onafhankelijke leden van de raad van toezicht in het remuneratieverslag dat is opgenomen in het jaarverslag van de raad van toezicht over het boekjaar geëindigd op 31 december 2020.	Proposed resolution: Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Katrine Bosley (residing in Cambridge, United States) as independent member of the supervisory board of the Company, for a period of one year ending immediately after the annual shareholders’ meeting to be held in 2022 and to confirm her mandate as independent member of the supervisory board as she still meets the independence criteria set forth in article 7:106 juncto article 7:87 of the Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 and since Katrine Bosley has explicitly declared not to have any (and the supervisory board is not aware of any) connections with any company which would interfere with her independence. The mandate of Katrine Bosley is remunerated as provided for independent members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

Agendapunt 8(i) - Steminstructie:	Agenda item 8(i) - Voting instruction:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

8(ii). Herbenoeming van de leden van de raad van toezicht – Raj Parekh	8(ii). Re-appointment of the members of the supervisory board – Raj Parekh

Voorstel van besluit: Op voorstel van de raad van toezicht en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om Raj Parekh (woonachtig te Oxford, Verenigd Koninkrijk) te herbenoemen als lid van de raad van toezicht van de Vennootschap voor een periode van vier jaar	Proposed resolution: Upon the proposal of the supervisory board and in accordance with the advice of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves to re-appoint Raj Parekh (residing in Oxford, United Kingdom) as member of the supervisory board of the Company, for a period of four years ending immediately after

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Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

die een einde neemt onmiddellijk na de algemene vergadering te houden in 2025. Het mandaat van Raj Parekh wordt vergoed zoals voorzien voor niet-uitvoerende leden van de raad van toezicht in het remuneratieverslag dat is opgenomen in het jaarverslag van de raad van toezicht over het boekjaar geëindigd op 31 december 2020.	the annual shareholders’ meeting to be held in 2025. The mandate of Raj Parekh is remunerated as provided for non-executive members of the supervisory board in the remuneration report included in the annual report of the supervisory board for the financial year ended on 31 December 2020.

Agendapunt 8(ii) - Steminstructie:	Agenda item 8(ii) - Voting instruction:

☐ ☐	☐
Voor / In favor Tegen / Against Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143 §4 2° van het Wetboek van Vennootschappen en Verenigingen;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Companies and Associations Code;

(ii) de volmachtdrager een werknemer is van Galapagos NV maar geen lid van haar raad van bestuur of haar directiecomité.	(ii) the proxyholder is an employee of Galapagos NV but not a member of its board of directors or its executive committee.

(iii) de Engelse vertaling van deze volmacht slechts een vrije vertaling is en uitsluitend ter informatie, en dat de Nederlandse versie voorrang heeft op de Engelse vertaling.	(iii) the English translation of the present proxy is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen.	The present proxy shall also serve as notification within the meaning of article 7:134 of the Companies and Associations Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 22 april 2021 bij Galapagos NV toe te komen. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). Gelet op de COVID-19 pandemie wordt het gebruik van e-mail sterk aangemoedigd.	The signed proxy form must be received by Galapagos NV at the latest on 22 April 2021. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, the use of e-mail is strongly encouraged.

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens aan de registratie- en toelatingsvoorwaarden voldoen zoals beschreven in de oproeping tot de algemene vergadering.	Shareholders who wish to be represented by proxy must also comply with the registration and admission formalities as described in the convening notice to the shareholders’ meeting.

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